Exhibit 99.1

AMEX:ROY	NR 08-12
TSX:IRC	September 4, 2008

INTERNATIONAL ROYALTY ACQUIRES

FOUR ROYALTIES FROM ATNA RESOURCES LTD

DENVER, COLORADO – September 4, 2008 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company" or “IRC”) is pleased to announce that it has acquired four mineral royalties from Atna Resources Ltd. (“Atna”) for US$20 million in cash. The portfolio includes a net smelter return (“NSR”) interest in all precious metals produced from the development-stage Wolverine massive sulphide project in the Yukon.  These acquisitions expand the number of royalties in IRC’s portfolio to 84.

The Wolverine royalty is a sliding-scale, net smelter return that applies to silver and gold production.  The royalty rate is a step function based on the price of silver.  At silver prices below US$5.00 per ounce, there is no royalty payment; at prices between US$5.00 and US$7.50 per ounce, the rate is 3.778%; and at prices above US$7.50, the rate is 9.445%.  For illustration purposes, using a US$830 per ounce gold price and a US$13.50 per ounce silver price, IRC would expect to receive approximately US$6 million annually from this royalty once the project is commissioned.

Wolverine is owned by Yukon Zinc Corp. (“Yukon Zinc”) which was recently acquired by two Chinese firms, Jinduicheng Molybdenum Group, Ltd. (“Jinduicheng”) and Northwest Nonferrous International Investment Company, Ltd.  Jinduicheng is one of the two largest molybdenum producers in China1.

According to a Technical Report2 prepared by Wardrop Engineering Inc. on October 22, 2007, life-of-mine operating costs at the Wolverine mine are expected to be US$0.265 per pound of zinc after deducting by-product revenue on the basis of average metal prices over the preceding two years.

The Wolverine deposit contains Proven and Probable Reserves of 5.15 million tonnes grading 9.7% zinc, 282 grams per tonne of silver (46.7 million contained ounces), 0.9% copper, 1.4 grams per tonne of gold (225,000 contained ounces), and 1.3% lead.  Projected mine life based on reported Reserves is eight years.  There is an additional Inferred Resource of 1.7 million tonnes grading 12.2% zinc, 385 grams per tonne of silver, 1.2% copper, 1.7 grams per tonne gold, and 1.7% lead.3

The other acquired royalties include:

1.

3% NSR royalty on the feasibility-stage McDonald-Keep Cool epithermal gold deposits in Montana, United States. This project is operated by Newmont Mining Corp. The royalty applies to the exploration lands surrounding the current McDonald deposit as well as approximately 2/3 of the entire Keep Cool deposit.

2.

A 0.4% NSR royalty on the exploration-stage Minera Hispaniola copper and gold project in the Dominican Republic. This project is operated by Energold Mining Limited and GoldQuest Mining Corp.

3.

A 2.5% NSR royalty on the exploration-stage Mina Cancha precious metals epithermal project in Argentina. The project operator, Yamana Gold Inc., holds a first right of refusal on this royalty.

This press release has been reviewed by Martin Raffield of SRK Consulting (U.S.) Inc, a qualified person for the purposes of National Instrument 43-101.

Notice of Webcast and Conference Call:

The Company will host this webcast and conference call on Friday, September 5, 2008 at 11:00 AM (EDT) / 9:00 AM (MDT) to discuss these acquisitions.

To participate via webcast, go to: http://w.on24.com/r.htm?e=118834&s=1&k=558E0F8142821AC3AFD7509E3465B750

To participate in the conference call, please dial (416) 644-3422 or North American toll free

(800) 594-3790, at least five minutes prior to the scheduled start of the call.

A replay of the conference call will be available as of 1:00 PM (EDT) / 11:00 AM (MDT) September 5, 2008 to September 12, 2008.  Please dial (877) 289-8525 and enter the following access code 21282013#.

A copy of the presentation will be available for download on the Company’s website at www.internationalroyalty.com.

References:

1.

http://www.researchandmarkets.com/reports/c79031

2. Wardrop Amended Technical Report on the Wolverine Property-Finlayson District, Yukon, October 22, 2007

3.  Yukon Zinc Corporation press release January 22, 2007

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements and assume that the acquisition of the royalty interests from Atna will be completed, such as statements that describe IRC’s planned acquisition of  royalty interests in the Wolverine, McDonald-Keep Cool, Minera Hispaniola and Mina Cancha projects, reported state of development in such projects; and estimated mine life, costs and projected capital costs at these projects; mineralization and reported Proven and Probable Reserves and Inferred Resources on the Wolverine project; and projected benefits and timing of acquisitions. Information related to the projects; estimated reserves, resources and mineralization; timing of development, construction and costs; and projected production and revenues is derived from information provided to IRC by Atna Resources Ltd. and/or the operators and may constitute forward-looking statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forward-looking statements include non-completion of the acquisition of the royalties from Atna Resources Ltd., fluctuations in mineral commodity prices; timing of production; accuracy of the operators’ projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availability of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.  These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. IRC has relied on published data from Atna Resources Ltd. and public records, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.